PURCHASE AGREEMENT

THIS AGREEMENT is made as of the __ day of February 2012, by and between BioLineRx Ltd. (the “Company”), a corporation organized under the laws of the State of Israel, with its principal offices at 19 Hartum Street, Jerusalem 91450, Israel, and the purchaser whose name and address is set forth on the signature page hereof (the “Purchaser”).

IN CONSIDERATION of the mutual covenants contained in this Agreement, the Company and the Purchaser agree as follows:

SECTION 1. Authorization of Sale of the ADSs and Warrants. Subject to the terms and conditions of this Agreement, the Company has authorized the issuance and sale of (i) up to __________ shares, par value NIS 0.01 per share (“the Ordinary Shares”), represented by ____________ American Depositary Shares (“ADSs”) and (ii) five-year warrants, substantially in the form of Exhibit A hereto (the “Warrants”), to purchase ADSs (the “Warrant ADSs”), in an amount equal to 50% of the ADSs purchased pursuant to this Agreement or by the Other Purchasers (as defined below) at an exercise price equal to $3.57. For purposes of clarification, each ADS represents ten Ordinary Shares.

SECTION 2. Agreement to Sell and Purchase the ADSs and the Warrants. At the Closing (as defined in Section 3), the Company will, subject to the terms of this Agreement, issue and sell to the Purchaser, and the Purchaser will buy from the Company, upon the terms and conditions hereinafter set forth, the number of ADSs and Warrants (at the purchase price) shown below:

Number of ADSs to be Purchased	Number of Warrants to be Purchased	Price per ADS in Dollars	Aggregate Price
		$2.86	$

The Company proposes to enter into this same form of purchase agreement with certain other investors (the “Other Purchasers”) and expects to complete sales of ADSs and Warrants to them. The Purchaser and the Other Purchasers are hereinafter sometimes collectively referred to as the “Purchasers,” and this Agreement and the purchase agreements executed by the Other Purchasers are hereinafter sometimes collectively referred to as the “Agreements.” The term “Placement Agent” shall mean Roth Capital Partners, LLC.

SECTION 3. Delivery of the Offered Securities at the Closing. The completion of the purchase and sale of the Offered Securities (as defined below) (the “Closing”) shall occur at the offices of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, NY 10104 as soon as practicable and as agreed to by the parties hereto, within three business days following the execution of the Agreements, or on such later date or at such different location as the parties shall agree in writing, but not prior to the date that the conditions for Closing set forth below have been satisfied or waived by the appropriate party (the “Closing Date”).

At the Closing, the Purchaser shall deliver, in immediately available funds, the full amount of the purchase price for the ADSs (the “Offered ADSs”) and the Warrants (the “Offered Warrants” and, together with the Offered ADSs, the “Offered Securities”) being purchased hereunder by wire transfer to an account designated by the Company and the Company shall deliver to the Purchaser one or more certificates registered in the name of the Purchaser, or in such nominee name(s) as designated by the Purchaser in writing, representing the number of Offered ADSs set forth in Section 2 above and, bearing an appropriate legend referring to the fact that the ADSs were sold in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(2) thereof and Rule 506 thereunder. Sales outside the United States will comply with Rule 903 of Regulation S under the Securities Act and the certificates will bear an appropriate legend referring to that fact. Each purchaser will be required to make representations confirming, among other things, that it is an accredited investor (for ADSs sold in the United States), is capable of evaluating the merits and risks of an investment in the securities, it has the ability to assume the economic risks involved in the investment and, if located outside of the United States, understands that the ADSs, the warrants, the ADSs underlying the warrants and the ordinary shares may only be resold in compliance with Rule 904 under the Securities Act. The Company shall deliver to the Purchaser one or more certificates representing the Offered Warrants, which shall also bear a legend. The name(s) in which the stock certificates are to be registered are set forth in the Certificate Questionnaire attached hereto as part of Appendix I.

In connection with any sale or disposition of the Offered Securities by the Purchaser pursuant to Rule 144 such that the Purchaser’s transferee will acquire freely tradable shares and upon compliance by the Purchaser with the requirements of this Agreement, the Company shall or, in the case of the Offered ADSs, shall cause the depositary for the ADSs (the “Depositary”) to issue replacement certificates representing the Ordinary Shares represented by the Offered Securities sold or disposed of without restrictive legends. Upon the earlier of (i) receipt of notice that the ADSs have been resold in reliance on an effective and currently available resale registration pursuant to this Agreement or (ii) the Offered Securities becoming freely tradable by a non-affiliate pursuant to Rule 144 the Company shall (A) deliver to the Depositary irrevocable instructions that the Depositary shall deliver ADSs without legends upon receipt by such Depositary of the legended certificates for such ADSs, and (B) cause its counsel to deliver to the Depositary one or more blanket opinions to the effect that the removal of such legends in such circumstances may be effected under the Securities Act. The Purchaser agrees with the Company that if ADSs are sold pursuant to the Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing ADSs as set forth in this paragraph is predicated upon the Company’s reliance upon this understanding. From and after the earlier of such dates, upon the Purchaser’s written request, the Company shall promptly cause certificates evidencing the Purchaser’s Offered Securities to be replaced with Offered Securities not subject to such restrictive legends, and Warrant ADSs subsequently issued upon due exercise of the Offered Warrants shall not bear such restrictive legends provided the conditions to removal above are satisfied with respect to such Warrant ADSs. When the Company is required to cause that Offered Securities not subject to a restrictive legend to be delivered to replace a previously issued legended certificate, if: (1) the unrestricted securities not delivered to the Purchaser or transferee, as applicable, within three (3) Trading Days of submission by the Purchaser of a legended certificate and supporting documentation to the Depositary as provided above and (2) prior to the time such unlegended certificate is received by the Purchaser, the Purchaser, or any third party on behalf of such Purchaser or for the Purchaser’s account, purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by the Purchaser of ADSs represented by such certificate (a “Buy-In”), then the Company shall pay in cash to the Purchaser (for costs incurred either directly by such Purchaser or on behalf of a third party) the amount by which the total purchase price paid for ADSs as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such Purchaser as a result of the sale to which such Buy-In relates. The Purchaser shall provide the Company written notice indicating the amounts payable to the Purchaser in respect of the Buy-In.

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Notwithstanding the issuance of Offered Securities that do not bear any U.S. restrictive legends, the Purchaser agrees to comply with the Israeli Transfer Restrictions (as defined in the Private Placement memorandum), which include volume limitations, in connection with any offer, sale, pledge, transfer or otherwise disposition of ADSs, the warrants, the ADSs underlying the warrants and the ordinary shares.

The Company’s obligation to complete the purchase and sale of the Offered Securities and deliver such certificate(s) to the Purchaser at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company: (a) receipt by the Company of same-day funds in the full amount of the purchase price for the Offered Securities being purchased hereunder; (b) completion of the purchases and sales under the Agreements with the Other Purchasers; and (c) the accuracy of the representations and warranties made by the Purchasers and the fulfillment of those undertakings of the Purchasers to be fulfilled prior to the Closing. The Purchaser’s obligation to accept delivery of such certificate(s) and to pay for the Offered Securities evidenced thereby shall be subject to the following conditions: (a) each of the representations and warranties of the Company made herein shall be accurate as of the Closing Date; (b) the delivery to the Purchaser by counsel to the Company of a legal opinion in a form reasonably satisfactory to counsel to the Placement Agents; (c) receipt by the Purchaser of a certificate executed by the chief executive officer and the chief financial or accounting officer of the Company, dated as of the Closing Date, to the effect that the representations and warranties of the Company set forth herein are true and correct as of the date of this Agreement and as of such Closing Date and that the Company has complied with all the agreements and satisfied all the conditions herein on its part to be performed or satisfied on or prior to such Closing Date; and (d) the fulfillment in all material respects of those undertakings of the Company to be fulfilled prior to the Closing. The Purchaser’s obligations hereunder are expressly not conditioned on the purchase by any or all of the Other Purchasers of the Offered Securities that they have agreed to purchase from the Company.

SECTION 4. Representations, Warranties and Covenants of the Company. The Company hereby represents and warrants to, and covenants with, the Purchaser as follows:

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4.1 Incorporation and Good Standing of the Company and Its Subsidiaries. The Company has been duly organized and is validly existing under the laws of the State of Israel and has the corporate power and authority to lease, and operate its properties and to conduct its business as described in the Private Placement Memorandum dated February __, 2012 prepared by the Company (including all exhibits, supplements and amendments thereto, the “Private Placement Memorandum”) and in the Company’s Registration Statement on Form 20-F (the “20-F”), and to enter into and perform its obligations under this Agreement. Each of the Company’s subsidiaries (each, a “Subsidiary,” and collectively, the “Subsidiaries”) has been duly organized and is validly existing, in good standing, where applicable, under the laws of its jurisdiction of organization and has the requisite power and authority to lease, and operate its properties and to conduct its business as described in the Private Placement Memorandum and the 20-F. The Company and each of its Subsidiaries is duly qualified as a foreign corporation or other business entity to transact business and is in good standing, where applicable, in each jurisdiction in which such qualification is required, whether by reason of the leasing of property or the conduct of business, except for such jurisdictions where the failure to so qualify or to be in good standing would not reasonably be expected to, individually or in the aggregate, result in any material adverse change, or any development involving a material adverse change, in or affecting the business, financial position, stockholders’ equity, or results of operations of the Company and its Subsidiaries taken as a whole (any such change is called a “Material Adverse Change”). All of the issued and outstanding capital stock of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, or claim, except for such security interests, mortgages, pledges, liens, encumbrances and claims that would not reasonably be expected to result in a Material Adverse Change.

4.2 Reporting Company; Form F 1. The Company is eligible to register the Ordinary Shares represented by the Offered ADSs, the Offered Warrants, and the Ordinary Shares represented by the Warrant ADSs (together, the “Registrable Securities”) for resale by the Purchaser on a registration statement on Form F-1 under the Securities Act. The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed all reports required thereby. Provided none of the Purchasers is deemed to be an underwriter with respect to any shares, to the Company’s knowledge, there exist no facts or circumstances (including without limitation any required approvals or waivers or any circumstances that may delay or prevent the obtaining of accountant’s consents) that reasonably could be expected to prohibit or delay the preparation and filing of a registration statement on Form F-1 that will be available for the resale of the Registrable Securities by the Purchaser.

4.3 Capitalization and Other Capital Stock Matters. The authorized, issued, and outstanding share capital of the Company is as set forth in the Private Placement Memorandum under the caption “Capitalization” (other than for subsequent issuances, if any, pursuant to employee benefit plans described in the Private Placement Memorandum or the 20-F or upon exercise of outstanding options or warrants described therein). The Ordinary Shares, the ADSs and the Warrants (including the Registrable Securities) conform in all material respects to the description thereof contained in the Private Placement Memorandum and the 20-F. All of the issued and outstanding Ordinary Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with applicable Israeli, federal and state securities laws. None of the outstanding Ordinary Shares were issued in violation of any preemptive rights, rights of first refusal, or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal, or other rights to purchase, or equity or debt securities convertible into, exchangeable or exercisable for, any share capital of the Company or any of its Subsidiaries other than those described in the Private Placement Memorandum or the 20-F. The description of the Company’s stock option, stock bonus, and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Private Placement Memorandum or the 20-F accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options, and rights.

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4.4 Authorization of the Offered Securities. The Ordinary Shares represented by the Offered ADSs have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement, will be validly issued, fully paid, and non-assessable and free and clear of all liens, encumbrances, preemptive rights and other claims. The Company has reserved from its duly authorized capital stock the maximum number of Ordinary Shares issuable in connection with the Offered ADSs and the Warrant ADSs. Upon Payment of the exercise price pursuant to the terms of the Warrants, the Warrant ADSs will be duly and validly issued, fully paid and nonassessable.

4.5 Due Execution, Delivery and Performance of the Agreements. The Company has full legal right, corporate power and authority to execute this Agreement and the Offered Warrants and to perform the transactions contemplated hereby and thereby. This Agreement and the Offered Warrants have each been duly authorized, executed and delivered by the Company. This Agreement and the Offered Warrants each constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution, including but not limited to, indemnification provisions set forth in Section 7.3 of this Agreement may be limited by federal or state securities law or the public policy underlying such laws.

4.6 No Violation. The Company’s execution, delivery, and performance of this Agreement and consummation of the transactions contemplated hereby and by the Private Placement Memorandum have been duly authorized by all necessary corporate action and (i) will not result in any violation of the provisions of the Articles of Association, charter or by laws of the Company or any Subsidiary, (ii) will not conflict with or constitute a breach of, or a violation or default (or, with the giving of notice or lapse of time would be in a default, a “Default”) under, or result in the creation or imposition of any lien, charge, or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except for such conflicts, breaches, Defaults, liens, charges, or encumbrances as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change, or (iii) will not result in any violation of any applicable law, administrative regulation, or administrative or court decree applicable to the Company or any Subsidiary, except for such violations which would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change.

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4.7 No Further Government Authorizations or Approvals Required. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery, and performance of this Agreement and consummation of the transactions contemplated hereby and by the Private Placement Memorandum, except for the registration of the Registrable Securities under the Securities Act and such consents, approvals, authorizations or orders of, or registrations or filings or qualifications as may be required under the Exchange Act and applicable foreign or state securities or blue sky laws, including Israeli securities laws and the Israeli corporate law, and from the Financial Industry Regulatory Authority, Inc. (“FINRA”).

4.8 Independent Accountants. Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. (“Kesselman”), who has certified certain financial statements of the Company and its Subsidiaries and delivered its report with respect to the audited consolidated financial statements and schedules included in the 20-F, is an independent registered public accounting firm with respect to the Company and its Subsidiaries as required by the Securities Act and the Exchange Act.

4.9 No Defaults or Consents. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby (including, without limitation, the issuance and sale by the Company of the Offered Securities) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, except such defaults that individually or in the aggregate would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change, or require any consent or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or its Subsidiaries pursuant to the terms of, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which either the Company or its Subsidiaries or their properties or businesses is bound, or any franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company or any of its Subsidiaries, or violate any provision of the charter or by-laws of the Company or any of its Subsidiaries, except for such consents or waivers which have already been obtained and are in full force and effect.

4.10 Contracts. The material contracts to which the Company is a party that are filed pursuant to the Exchange Act with the Securities and Exchange Commission (the “Commission”) by the Company have been duly and validly authorized, executed and delivered by the Company and constitute the legal, valid and binding agreements of the Company, enforceable by and against it in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to enforcement of creditors’ rights generally, and general equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution may be limited by federal or state securities laws and the public policy underlying such laws.

4.11 No Actions. There is no legal or governmental action, suit or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective directors and officers in their capacities as such, which has as the subject thereof any officer or director of, or property owned or leased by, the Company or any of its Subsidiaries that would reasonably be expected to result in a Material Adverse Change or adversely affect the consummation of the transactions contemplated hereby.

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4.12 Properties. The Company and each of its Subsidiaries has good and marketable title in fee simple to all real property and good and marketable title to all other properties and assets reflected as owned in the financial statements referred to in Section 4.29, in each case free and clear of any security interests, mortgages, pledges, liens, encumbrances, equities, claims, and other defects or restrictions of any kind, except as described in the Private Placement Memorandum or the 20-F or such as do not materially affect the value of the property and assets and do not materially interfere with the use made and proposed to be made by the Company and its Subsidiaries. The real property, improvements, buildings, equipment, and personal property held under lease by the Company or any Subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment, or personal property by the Company or such Subsidiary.

4.13 No Material Adverse Change. Since the date of the most recent financial statements of the Company included in the most recent Preliminary Prospectus: (i) there has not been any change in the share capital or long-term debt of the Company or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of share capital, or any Material Adverse Change; (ii) neither the Company nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Company and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole; and (iii) neither the Company nor any of its Subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Private Placement Memorandum or the 20-F.

4.14 Intellectual Property. For purposes of this Agreement: “Intellectual Property” means patents, patent rights, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trade and service marks, trade and service mark registrations, and trade names; and “Company Intellectual Property” means Intellectual Property described in the General Disclosure Package and the Prospectus that is owned by or licensed to the Company or is necessary for the Company and its Subsidiaries to conduct their respective businesses as described in the Private Placement Memorandum and the 20-F. To the knowledge of the Company, the Company and each of its Subsidiaries own, possess, or have adequate rights to use the Company Intellectual Property. Neither the Company nor any of its Subsidiaries has received any notice or claim from any person alleging that, and neither is otherwise aware that, the conduct of the business of the Company and any of its Subsidiaries constitutes or would constitute any infringement or misappropriation of, or conflict with, any Intellectual Property right of any third party. To the knowledge of the Company and except as set forth in the Private Placement Memorandum and the 20-F, no third party possesses or has the right to obtain rights to the Company Intellectual Property, other than the licensors and licensees of the Company Intellectual Property. Except as set forth in the Private Placement Memorandum or the 20-F, neither the Company nor any of its Subsidiaries is obligated to pay a royalty, grant a license, or provide other consideration to any third party in connection with the Company Intellectual Property, other than the licensors and licensees of the Company Intellectual Property. There is no pending, or to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s or its Subsidiaries’, as applicable, rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim. To the knowledge of the Company, there is no U.S. patent which contains claims that are valid and enforceable and are necessary for the manufacture, use, sale or offer for sale of the Company’s product candidates based on respective businesses as described in the Private Placement Memorandum and the 20-F, or that interferes with the claims of any Intellectual Property described in the General Disclosure Package and the Prospectus as being owned by or licensed to the Company. To the knowledge of the Company, all prior art references material to patentability as defined in 37 C.F.R. § 1.56 known to the Company during the prosecution of the U.S. patents and U.S. patent applications were disclosed to the U.S. Patent and Trademark Office, or will be disclosed in the pending U.S. patent applications within the statutory period available for such disclosure.

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4.15 Compliance. None of the Company nor its Subsidiaries has been advised, nor do any of them have any reason to believe, that it is not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, including, without limitation, all applicable local, state and federal environmental laws and regulations, except where failure to be so in compliance would not reasonably be expected to result in a Material Adverse Change.

4.16 Taxes. The Company and each of its Subsidiaries has filed all material Israeli, federal, state, and other foreign income and franchise tax returns or has properly requested extensions thereof and has paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine, or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings. The Company is not aware of any tax deficiency that has been or would reasonably be expected to be asserted or threatened against the Company that would reasonably be expected to result in a Material Adverse Change.

4.17 Transfer Taxes. Except as set forth in the Private Placement Memorandum or the 20-F and assuming that the Placement Agent is not otherwise subject to taxation in Israel, there are no material transfer taxes or other similar fees or charges under Israeli or federal laws or the laws of any state, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale by the Company of the Offered Securities.

4.18 Investment Company. The Company is not, and after receipt of payment for the Offered Securities and after application of the net proceeds from the Offered Securities as described in the Private Placement Memorandum, will not be, an “investment company,” or an entity “controlled” by an “investment company,” within the meaning of Investment Company Act of 1940, as amended.

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4.19 Offering Materials. Each of the Company, its directors and officers has not distributed and will not distribute prior to the Closing Date any offering material, including any “free writing prospectus” (as defined in Rule 405 promulgated under the Securities Act), in connection with the offering and sale of the Offered Securities other than the Private Placement Memorandum, and any amendment or supplement thereto. The Company has not in the past nor will it hereafter take any action independent of the Placement Agent to sell, offer for sale or solicit offers to buy any securities of the Company that could result in the initial sale of the Offered Securities not being exempt from the registration requirements of Section 5 of the Securities Act.

4.20 Insurance. Each of the Company and each of its Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to result in a Material Adverse Change.

4.21 Additional Information. The information contained in the following documents, which the Placement Agents have furnished to the Purchaser, or will furnish prior to the Closing, as of the dates thereof, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading:

(a) the 20-F;

(b) the draft Registration Statement;

(c) the Private Placement Memorandum, including all addenda and exhibits thereto, other than this Agreement and appendices and exhibits hereto; and

(d) all other documents, if any, filed by the Company with the Commission since August 4, 2011 pursuant to the reporting requirements of the Exchange Act.

The documents incorporated by reference in the Private Placement Memorandum or attached as exhibits thereto, at the time they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder (the “1934 Act Rules and Regulations” and, together with the 1933 Act Rules and Regulations, the “Rules and Regulations”). The Company has filed all documents required to be filed by it prior to the date hereof with the Commission pursuant to the reporting requirements of the Exchange Act.

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4.22 Price of ADSs and Ordinary Shares. The Company has not taken and will not take, directly or indirectly, any action which constitutes, was designed to, or that would reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities. The Company will take reasonable best efforts to cause its officers and directors not to take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

4.23 Use of Proceeds. The Company shall use the proceeds from the sale of the Offered Securities as described under “Use of Proceeds” in the Private Placement Memorandum.

4.24 Non-Public Information. The Company has not disclosed to the Purchaser, whether in the Private Placement Memorandum or otherwise, information that would constitute material non-public information as of the Closing Date other than the existence of the transaction contemplated hereby.

4.25 Use of Purchaser Name. Except as otherwise required by applicable law or regulation the Company shall not use the Purchaser’s name or the name of any of its affiliates in any advertisement, announcement, press release or other similar public communication unless it has received the prior written consent of the Purchaser for the specific use contemplated which consent shall not be unreasonably withheld.

4.26 Related Party Transactions. No transaction has occurred between or among the Company, on the one hand, and its affiliates, officers or directors on the other hand, that is required to have been described under applicable securities laws in its Exchange Act filings and is not so described in such filings.

4.27 Off-Balance Sheet Arrangements. There is no transaction, arrangement or other relationship between the Company and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise would reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change. There are no such transactions, arrangements or other relationships with the Company that may create contingencies or liabilities that are not otherwise disclosed by the Company in its Exchange Act filings.

4.28 Governmental Permits, Etc. The Company and each Subsidiary possesses such valid and current certificates, authorizations, licenses or permits (“Permits”) issued by the appropriate Israeli, state, federal, or other foreign regulatory agencies, self-regulatory organizations or other bodies necessary to conduct their respective businesses, except for Permits that, the lack of which, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Change.

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4.29 Financial Statements. The financial statements and the related notes thereto of the Company and its consolidated Subsidiaries included in the most recent Preliminary Prospectus comply as to form in all material respects with the applicable requirements of Regulation S-X under the Securities Act and present fairly in all material respects the financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates indicated and for the periods specified; such financial statements have been prepared in conformity with the International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods covered thereby; and the other financial information included in the Private Placement Memorandum and the 20-F has been derived from the accounting records of the Company and its Subsidiaries and is accurately presented and is prepared on a basis consistent with such financial statements and the Company’s accounting records.

4.30 Listing Compliance. The Company is in compliance with the requirements of the Nasdaq Capital Market for continued listing of the ADSs. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the ADSs under the Exchange Act or the listing of the ADSs on the Nasdaq Capital Market, nor has the Company received any notification that the Commission or the Nasdaq Capital Market is contemplating terminating such registration or listing. The transactions contemplated by this Agreement will not contravene the rules and regulations of the Nasdaq Capital Market. The Company will comply with all requirements of the Nasdaq Capital Market with respect to the issuance of the ADSs and shall cause the Offered ADSs and the Warrant ADSs (upon exercise of the Warrants) to be listed on the Nasdaq Capital Market and listed on any other exchange on which the Company’s Ordinary Shares listed on or before the Closing Date.

4.31 Internal Accounting Controls. The Company and its Subsidiaries maintain systems of “internal control over financial reporting” sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither the Company nor any of its Subsidiaries is aware of any material weakness or significant deficiency in their internal controls over financial reporting. The Company and its Subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer(s) and principal financial officer(s), as appropriate to allow timely decisions regarding required disclosure.

4.32 Foreign Corrupt Practices. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person that, to the Company’s knowledge, is currently subject to any U.S. sanctions administered by OFAC.

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4.33 Employee Relations. No labor dispute with the employees of the Company or any of its Subsidiaries, exists or, to the knowledge of the Company, is threatened or imminent that would reasonably be expected to result in a Material Adverse Change. Without limiting the generality of the foregoing, the Company and each of its Subsidiaries is in compliance, in all material respects, with the labor and employment laws and collective bargaining agreements applicable to its employees in the jurisdiction of such employment.

4.34 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change: (i) the Company and its Subsidiaries are in compliance with all Israeli, federal, state, local, and foreign laws and regulation relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, and petroleum products (collectively, the “Materials of Environmental Concern”), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Materials of Environment Concern (collectively, the “Environmental Laws”), which includes, but is not limited to, compliance with any permits or other governmental authorizations required for the operation of the business of the Company or any of its Subsidiaries under applicable Environmental Laws, or compliance with the terms and conditions thereof, and neither the Company nor any of its Subsidiaries has received any written communication, whether from a governmental authority, citizens group, employee, or otherwise, that alleges that the Company or any of its Subsidiaries is in violation of any Environmental Law; (ii) there is no claim, action, or cause of action filed with a court or governmental authority, no investigation with respect to which the Company has received written notice, and no written notice by any person or entity alleging potential liability for investigatory costs, cleanup costs, governmental responses costs, natural resources damages, property damages, personal injuries, attorneys’ fees, or penalties arising out of, based on or resulting from the presence, or release into the environment, of any Material of Environmental Concern at any location owned, leased, managed, franchised or operated by the Company or any of its Subsidiaries, now or in the past (collectively, the “Environmental Claims”), pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law; and (iii) to the Company’s knowledge, there are no past or present actions, activities, circumstances, conditions, events, or incidents, including, without limitation, the release, emission, discharge, presence, or disposal of any Material of Environmental Concern, that would reasonably be expected to result in a violation of any Environmental Law or form the basis of a potential Environmental Claim against the Company or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law. The Company is not currently aware that it will be required to make future material capital expenditures to comply with Environmental Laws.

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4.35 Integration; Other Issuances of ADSs. Neither the Company nor its Subsidiaries or any affiliates, nor any Person acting on its or their behalf, has issued any ADSs, Ordinary Shares or shares of any series of preferred stock or other securities or instruments convertible into, exchangeable for or otherwise entitling the holder thereof to acquire ADSs or Ordinary Shares which would be integrated with the sale of the Offered Securities to such Purchaser for purposes of the Securities Act or of any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated, nor will the Company or its Subsidiaries or affiliates take any action or steps that would require registration of any of the Offered Securities under the Securities Act or cause the offering of the Offered Securities to be integrated with other offerings. Assuming the accuracy of the representations and warranties of Purchasers, the offer and sale of the Offered Securities by the Company to the Purchasers pursuant to this Agreement will be exempt from the registration requirements of the Securities Act.

4.36 No Adjustment to Other Securities. The issuance and sale of the Offered Securities hereunder will not obligate the Company to issue ADSs, Ordinary Shares or other securities to any other Person (other than the Purchasers) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

SECTION 5. Representations, Warranties and Covenants of the Purchaser. The Purchaser represents and warrants to, and covenants with, the Company that:

5.1 Experience. (i) The Purchaser is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Offered Securities, including investments in securities issued by the Company and comparable entities, has the ability to bear the economic risks of an investment in the Offered Securities and has reviewed carefully the Private Placement Memorandum and has requested, received, reviewed and considered all information it deems relevant in making an informed decision to purchase the Offered Securities; (ii) the Purchaser is acquiring the Offered Securities set forth in Section 2 above in the ordinary course of its business and for its own account and with no present intention of distributing any of such Offered Securities or any arrangement or understanding with any other persons regarding the distribution of such Offered Securities (this representation and warranty not limiting the Purchaser’s right to sell the Offered Securities pursuant to the Registration Statement or in compliance with the Securities Act and the Rules and Regulations, or, other than with respect to any claims arising out of a breach of this representation and warranty, the Purchaser’s right to indemnification under Section 7.3); (iii) the Purchaser will not, directly or indirectly, offer, sell, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Offered Securities, nor will the Purchaser engage in any short sale that results in a disposition of any of the Offered Securities by the Purchaser, except in compliance with the Israeli Transfer Restrictions and the Securities Act and the Rules and Regulations and any applicable state securities laws; (iv) the Purchaser has completed or caused to be completed the Registration Statement Questionnaire attached hereto as part of Appendix I, for use in preparation of the Registration Statement, and the answers thereto are true and correct as of the date hereof and will be true and correct as of the effective date of the Registration Statement and the Purchaser will notify the Company immediately of any material change in any such information provided in the Registration Statement Questionnaire until such time as the Purchaser has sold all of its Registrable Securities or until the Company is no longer required to keep the Registration Statement effective; (v) the Purchaser has, in connection with its decision to purchase the number of Offered Securities set forth in Section 2 above, relied solely upon the Private Placement Memorandum and the representations and warranties of the Company contained herein; (vi) the Purchaser has had an opportunity to discuss this investment with representatives of the Company and ask questions of them and (vii) the Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act and, if located outside of the United States, understands that the ADSs, the warrants, the ADSs underlying the warrants and the ordinary shares may only be resold in compliance with Rule 904 under the Securities Act.

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5.2 Reliance on Exemptions. The Purchaser understands that the Offered Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act, the Rules and Regulations and state securities laws and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Offered Securities.

5.3 Confidentiality. For the benefit of the Company, the Purchaser previously agreed with the Placement Agent to keep confidential all information concerning this private placement. The Purchaser understands that the information contained in the Private Placement Memorandum is strictly confidential and proprietary to the Company and has been prepared from the Company’s publicly available documents and other information and is being submitted to the Purchaser solely for such Purchaser’s confidential use. The Purchaser agrees to use the information contained in the Private Placement Memorandum for the sole purpose of evaluating a possible investment in the Offered Securities and the Purchaser acknowledges that it is prohibited from reproducing or distributing the Private Placement Memorandum, this Agreement, or any other offering materials or other information provided by the Company in connection with the Purchaser’s consideration of its investment in the Company, in whole or in part, or divulging or discussing any of their contents, except to its financial, investment or legal advisors in connection with its proposed investment in the Offered Securities. Further, the Purchaser understands that the existence and nature of all conversations and presentations, if any, regarding the Company and this offering must be kept strictly confidential. The Purchaser understands that the federal securities laws impose restrictions on trading based on information regarding this offering. In addition, the Purchaser hereby acknowledges that unauthorized disclosure of information regarding this offering may result in a violation of Regulation FD. This obligation will terminate upon the filing by the Company of the Press Release described in Section 7.1(k). In addition to the above, the Purchaser shall maintain in confidence the receipt and content of any notice of a Suspension (as defined in Section 5.9 below). The foregoing agreements shall not apply to any information that is or becomes publicly available through no fault of the Purchaser, or that the Purchaser is legally required to disclose; provided, however, that if the Purchaser is requested or ordered to disclose any such information pursuant to any court or other government order or any other applicable legal procedure, it shall provide the Company with prompt notice of any such request or order in time sufficient to enable the Company to seek an appropriate protective order.

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5.4 Investment Decision. The Purchaser understands that nothing in the Agreement or any other materials presented to the Purchaser in connection with the purchase and sale of the Offered Securities constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Offered Securities.

5.5 Risk of Loss. The Purchaser understands that its investment in the Offered Securities involves a significant degree of risk, including a risk of total loss of the Purchaser’s investment, and the Purchaser has full cognizance of and understands all of the risk factors related to the Purchaser’s purchase of the Offered Securities, including, but not limited to, those set forth under the caption “Risk Factors” in the Private Placement Memorandum and in the 20-F. The Purchaser understands that the market price of the ADSs has been volatile and that no representation is being made as to the future value of any of the Registrable Securities.

5.6 Legend. The Purchaser understands that, until such time as the Registration Statement has been declared effective or the Registrable Securities may be sold pursuant to Rule 144 under the Securities Act or Rule 904 of Regulation S under the Securities Act, if applicable, without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Registrable Securities will bear a restrictive legend in substantially the following form:

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.”

The Purchaser acknowledges that if the Offered ADSs were sold in a transaction outside of the United States under the Regulation S, the legend will contain additional qualifications relating to resales under Rule 904 of Regulation S in substantially the following form:

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“THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. PRIOR TO THE EXPIRATION OF A RESTRICTED PERIOD OF ONE YEAR (OR SIX MONTHS IF THE ISSUER IS A REPORTING COMPANY) FOLLOWING THE DATE OF ISSUE OF THESE AMERICAN DEPOSITARY SHARES (THE “RESTRICTED PERIOD”), THOSE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE EXCEPT (1) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (OTHER THAN PURSUANT TO REGULATION S UNDER THE SECURITIES ACT) OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

IN THE CASE OF A TRANSFER PURSUANT TO (1) ABOVE, THE AMERICAN DEPOSITARY RECEIPT ISSUED TO THE TRANSFEREE WILL BEAR A LEGEND TO THE EFFECT THAT THEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THOSE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

UPON THE EXPIRATION OF THE RESTRICTED PERIOD, THESE AMERICAN DEPOSITARY SHARES AND THE SHARES REPRESENTED THEREBY SHALL NO LONGER BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED IN THIS LEGEND IF, AT THE TIME OF SUCH EXPIRATION, THE OFFER AND SALE OF THOSE AMERICAN DEPOSITARY SHARES AND THE SHARES REPRESENTED THEREBY BY THE HOLDER THEREOF IN THE UNITED STATES WOULD NOT BE RESTRICTED UNDER THE SECURITIES LAWS OF THE UNITED STATES OR ANY STATE OF THE UNITED STATES, AS CONFIRMED BY A OPINION OF COUNSEL THAT IS REASONABLY SATISFACTORY TO THE COMPANY AND THE DEPOSITARY.”

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The Purchaser further understands that unless the Registration Statement has been declared effective, the ordinary shares underlying the Offered ADSs or the Warrant ADSs may not be offered, sold or otherwise transferred for a period of twenty-four months other than in accordance with the Israeli Transfer Restrictions set forth in the regulations promulgated under the Israel Securities Law 1968-5728 (the “Law”), and covenants that he shall only offer, sell, pledge or otherwise transfer the ordinary shares underlying the Offered ADSs following the date of effectiveness of the Registration Statement or in the absence of a Registration Statement in accordance with volume restrictions set forth under the Law for a period of twenty-four months following the Closing.

5.7 Stop Transfer. The certificates evidencing ADSs representing the Registrable Securities will be subject to a stop transfer order with the Depositary that restricts the transfer of such securities except upon receipt by the Depositary of a written confirmation from the Purchaser (which may be delivered at any time with respect to all of the Purchaser’s Offered Securities) to the effect that the Purchaser has satisfied its prospectus delivery requirements, in the form attached as Exhibit C hereto.

5.8 Residency. The Purchaser’s principal executive offices are in the jurisdiction set forth immediately below the Purchaser’s name on the signature pages hereto.

5.9 Public Sale or Distribution. (a) The Purchaser hereby covenants with the Company not to make any sale of the Registrable Securities under the Registration Statement without complying with the provisions of this Agreement and without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule), and the Purchaser acknowledges and agrees that such Registrable Securities are not transferable on the books of the Company unless the certificate submitted to the Depositary evidencing the Registrable Securities is accompanied by a separate Purchaser’s Certificate of Subsequent Sale: (i) in the form of Appendix II hereto, (ii) executed by an officer of, or other authorized person designated by, the Purchaser, and (iii) to the effect that (A) the Registrable Securities have been sold in accordance with the Registration Statement, the Securities Act and any applicable state securities or Blue Sky laws and (B) the prospectus delivery requirement effectively has been satisfied. The Purchaser acknowledges that there may occasionally be times when the Company must suspend the use of the prospectus (the “Prospectus”) forming a part of the Registration Statement (a “Suspension”) until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the Commission, or until such time as the Company has filed an appropriate report with the Commission pursuant to the Exchange Act. Without the Company’s prior written consent, which consent shall not unreasonably be withheld or delayed, the Purchaser shall not use any written materials to offer the Registrable Securities for resale other than the Prospectus, including any “free writing prospectus” as defined in Rule 405 under the Securities Act. The Purchaser covenants that it will not sell any Registrable Securities pursuant to said Prospectus during the period commencing at the time when Company gives the Purchaser written notice of the suspension of the use of said Prospectus and ending at the time when the Company gives the Purchaser written notice that the Purchaser may thereafter effect sales pursuant to said Prospectus. Notwithstanding the foregoing, the Company agrees that no Suspension shall be for a period of longer than 30 consecutive days, and no Suspension shall be for a period longer than 60 days in the aggregate in any 365 day period. The Purchaser further covenants to notify the Company promptly of the sale of all of its Registrable Securities.

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(b) At any time that the Purchaser is an affiliate of the Company, any resale of the Registrable Securities that purports to be effected under Rule 144 shall comply with (i) all of the requirements of such rule, including the “manner of sale” requirements set forth in Rule 144(f) and (ii) the Israeli Transfer Restrictions.

5.10 Organization; Validity; Enforcements. The Purchaser further represents and warrants to, and covenants with, the Company that: (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement; (ii) the making and performance of this Agreement by the Purchaser and the consummation of the transactions herein contemplated will not violate any provision of the organizational documents of the Purchaser or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any material agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the Purchaser is a party or, any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental agency or body applicable to the Purchaser; (iii) no consent, approval, authorization or other order of any court, regulatory body, administrative agency or other governmental agency or body is required on the part of the Purchaser for the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement; (iv) upon the execution and delivery of this Agreement, this Agreement shall constitute a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or the enforcement of creditor’s rights and the application of equitable principles relating to the availability of remedies, and except as rights to indemnity or contribution, including, but not limited to, the indemnification provisions set forth in Section 7.3 of this Agreement, may be limited by federal or state securities laws or the public policy underlying such laws and (v) there is not in effect any order enjoining or restraining the Purchaser from entering into or engaging in any of the transactions contemplated by this Agreement.

5.11 Short Sales. Since the time the Purchaser was first contacted by the Placement Agent concerning the transaction contemplated by this Agreement, the Purchaser has not taken, and prior to the public announcement of the transaction after the execution of this Agreement and the purchase agreements of the Other Purchasers, the Purchaser shall not take, any action that has caused or will cause the Purchaser to have, directly or indirectly, sold or agreed to sell any ADSs or Ordinary Shares, effected any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act with respect to the ADSs or Ordinary Shares, granted any other right (including, without limitation, any put or call option) with respect to the ADSs or Ordinary Shares or with respect to any security that includes, relates to or derived any significant part of its value from the ADSs or Ordinary Shares.

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5.12 Israeli Purchaser. With respect to Purchasers incorporated and resident in Israel (if a corporate entity) or resident in Israel (if an individual) who are “Israeli Institutional Investors” (as defined in the Private Placement Memorandum), the Purchaser confirms that prior to receipt of the Private Placement Memorandum, such Purchaser duly executed and delivered to the Company the classified investor declaration attached hereto as Appendix III.

SECTION 6. Survival of Agreements; Non-Survival of Company Representations and Warranties. Notwithstanding any investigation made by any party to this Agreement or by the Placement Agents, all covenants and agreements made by the Company and the Purchaser herein and in the certificates for the Offered Securities delivered pursuant hereto shall survive the execution of this Agreement, the delivery to the Purchaser of the Offered Securities being purchased and the payment therefor. All representations and warranties made by the Company and the Purchaser herein and in the certificates for the Offered Securities delivered pursuant hereto shall survive for a period of one year following the later of the execution of this Agreement, the delivery to the Purchaser of the Offered Securities being purchased and the payment therefor.

SECTION 7. Registration of the Registrable Securities; Compliance with the Securities Act.

7.1 Registration Procedures and Expenses. The Company shall:

(a) as soon as practicable, but in no event later than ten (10) days following the Closing Date (the “Filing Deadline”), prepare and file with the Commission the Registration Statement on Form F-1 relating to the resale of the Registrable Securities by the Purchaser and the Other Purchasers from time to time on the Nasdaq Capital Market (with respect to the Offered ADSs and Warrant ADSs), or the facilities of any national securities exchange on which the Registrable Securities are then traded or in privately-negotiated transactions provided, however, that the Purchaser shall not be named as an “underwriter” in the Registration Statement without the Purchaser’s prior written consent. Such Registration Statement shall not include any Ordinary Shares or other securities for the account of any other holder without the prior written consent of Purchasers holding a majority of the Registrable Securities.

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(b) Notwithstanding the registration obligations set forth in this Section 7.1, if the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415 under the Securities Act, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its reasonable best efforts to file amendments to the Registration Statement as required by the Commission and/or (ii) withdraw the Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form F-1 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (“Commission Guidance”), including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement to the contrary, if any Commission Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Purchaser as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced with respect to each Purchaser on a pro rata basis based on the total number of unregistered Registrable Securities held by such Purchasers, subject to a determination by the Commission that certain Purchasers must be reduced first based on the number of Registrable Securities held by such Purchasers). In the event the Company amends the Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use reasonable best efforts to file with the Commission, as promptly as allowed by the Commission or Commission Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-1 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Registration Statement, as amended, or the New Registration Statement (the “Additional Registration Statements”). For purposes of this Agreement, the Filing Deadline of an Additional Registration Statement shall be the tenth (10th) day after the date that the Company is allowed to file such Additional Registration Statement by the Commission or Commission Guidance provided to the Company and the Registration Statement, any New Registration Statement and any Additional Registration Statement may be referred to as a “Registration Statement.”

(c) use our reasonable commercial efforts, subject to receipt of necessary information from the Purchasers, to cause the Commission to declare the Registration Statement effective within (i) forty (40) days of the Closing Date, if the Company is notified by the Commission that the Registration Statement will not be reviewed or (ii) seventy (70) days of the Closing Date, if the Commission notifies the Company that it will review the Registration Statement (the “Effective Deadline”);

(d) promptly prepare and file with the Commission such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement effective until the earliest of (i) twenty-four months after the effective date of the Registration Statement or (ii) the date all of the Registrable Securities have been sold;

(e) use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order;

(f) furnish to the Purchaser with respect to the Registrable Securities registered under the Registration Statement (and to each underwriter, if any, of such Registrable Securities) such number of copies of prospectuses and such other documents as the Purchaser may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the Purchaser;

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(g) file documents required of the Company for normal Blue Sky clearance in states specified in writing by the Purchaser; provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

(h) immediately notify the Purchaser, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Registration Statement includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare, file with the Commission and furnish to such holder an amendment of such Registration Statement as may be necessary so that such Registration Statement shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(i) bear all expenses in connection with the procedures in paragraphs (a) through (f) of this Section 7.1 and the registration of the Registrable Securities pursuant to the Registration Statement, including any expenses incurred with respect to the duties of the Depositary pursuant to this Agreement, other than fees and expenses, if any, of counsel or other advisers to the Purchaser or the Other Purchasers or underwriting discounts, brokerage fees and commissions incurred by the Purchaser or the Other Purchasers, if any in connection with the offering of the Registrable Securities pursuant to the Registration Statement;

(j) file a Form D with respect to the Offered Securities as required under Regulation D and to provide a copy thereof to the Purchaser promptly after filing;

(k) issue a press release within 24 hours of the execution of this Agreement (the “Press Release”) describing all the material terms of the transactions contemplated by this Agreement and the purchase agreements of the Other Purchasers and any other material non-public information disclosed to the Purchasers. The Purchaser shall be entitled to rely upon the Press Release in trading in the Company’s securities;

(l) in order to enable the Purchasers to sell the Registrable Securities under Rule 144 to the Securities Act, for a period of one year from Closing, use its commercially reasonable efforts to comply with the requirements of Rule 144, including without limitation, use its commercially reasonable efforts to comply with the requirements of Rule 144(c)(1) with respect to public information about the Company and to timely file all reports required to be filed by the Company under the Exchange Act; and

The Company understands that the Purchaser disclaims being an underwriter, but the Purchaser being deemed an underwriter shall not relieve the Company of any obligations it has hereunder. A draft of the proposed form of the questionnaire related to the Registration Statement to be completed by the Purchaser is attached hereto as Appendix I.

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7.2 Transfer of Registrable Securities After Registration. The Purchaser agrees that it will not effect any disposition of the Registrable Securities or its right to purchase the Registrable Securities that would constitute a sale within the meaning of the Securities Act or pursuant to any applicable state securities laws, except as contemplated in the Registration Statement referred to in Section 7.1 or as otherwise permitted by law, and that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding the Purchaser or its plan of distribution.

7.3 Lock-up. From the date hereof until sixty (60) days after the date the Registration Statement is declared effective, without the consent of Purchasers holding a majority of the Registrable Securities, neither the Company nor any subsidiary shall (i) issue ADSs or Ordinary Shares or securities equivalent to or convertible for Ordinary Shares or ADSs, (ii) adjust the material terms of any such security or (ii) file any other registration statement with respect to the sale of any such security. Notwithstanding the foregoing, the provisions of this Section 7.3 shall not apply to (x) the Company’s sale of the Offered Securities hereunder, (y) the issuance of restricted Ordinary Shares or options to acquire Ordinary Shares pursuant to the Company’s employee benefit plans, qualified stock option plans or other employee compensation plans as such plans are in existence on the date hereof and described in the Company’s filings with the Commission, or (z) the issuance of Ordinary Shares pursuant to the valid exercises of options, warrants or rights outstanding on the date hereof and disclosed in its filings with the Commission.

7.4 Indemnification. For the purpose of this Section 7.3:

(i) the term “Purchaser/Affiliate” shall mean any affiliate of the Purchaser, including a transferee who is an affiliate of the Purchaser, and any person who controls the Purchaser or any affiliate of the Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act; and

(ii) the term “Registration Statement” shall include any preliminary prospectus, final prospectus, free writing prospectus, exhibit, supplement or amendment included in or relating to, and any document incorporated by reference in, the Registration Statement referred to in Section 7.1.

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(a) The Company agrees to indemnify and hold harmless the Purchaser and each Purchaser/Affiliate, against any losses, claims, damages, liabilities or expenses, joint or several, to which the Purchaser or Purchaser/Affiliates may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, including the Prospectus, financial statements and schedules, and all other documents filed as a part thereof, as amended at the time of effectiveness of the Registration Statement, including any information deemed to be a part thereof as of the time of effectiveness pursuant to paragraph (b) of Rule 430A, or pursuant to Rules 430B, 430C or 434, of the Rules and Regulations, or the Prospectus, in the form first filed with the Commission pursuant to Rule 424(b) of the Regulations, or filed as part of the Registration Statement at the time of effectiveness if no Rule 424(b) filing is required or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state in any of them a material fact required to be stated therein or necessary to make the statements in the Registration Statement or any amendment or supplement thereto not misleading or in the Prospectus or any amendment or supplement thereto not misleading in light of the circumstances under which they were made, or (ii) arise out of or are based in whole or in part on any inaccuracy in the representations or warranties of the Company contained in this Agreement, or any failure of the Company to perform its obligations hereunder or under law, and will promptly reimburse each Purchaser and each Purchaser/Affiliate for any legal and other expenses as such expenses are reasonably incurred by such Purchaser or such Purchaser/Affiliate in connection with investigating, defending or preparing to defend, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable for amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, and the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser expressly for use therein, or (ii) the failure of such Purchaser to comply with the covenants and agreements contained in Sections 5.9 or 7.2 hereof respecting the sale of the Registrable Securities, or (iii) the inaccuracy of any representation or warranty made by such Purchaser herein or (iv) any statement or omission in any Prospectus that is corrected in any subsequent Prospectus that was delivered to the Purchaser prior to the pertinent sale or sales by the Purchaser.

(b) Each Purchaser will severally, but not jointly, indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages, liabilities or expenses to which the Company, each of its directors, each of its officers who signed the Registration Statement or controlling person may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, but only if such settlement is effected with the written consent of such Purchaser) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in the Registration Statement or any amendment or supplement thereto not misleading or in the Prospectus or any amendment or supplement thereto not misleading in the light of the circumstances under which they were made, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Prospectus, or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Purchaser expressly for use therein; and will reimburse the Company, each of its directors, each of its officers who signed the Registration Statement or controlling person for any legal and other expense reasonably incurred by the Company, each of its directors, each of its officers who signed the Registration Statement or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that each Purchaser’s aggregate liability under this Section 7 shall not exceed the amount of proceeds received by such Purchaser on the sale of the Offered ADSs pursuant to the Registration Statement.

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(c) Promptly after receipt by an indemnified party under this Section 7.3 of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 7.3 promptly notify the indemnifying party in writing thereof, but the omission to notify the indemnifying party will not relieve it from any liability that it may have to any indemnified party for contribution or otherwise under the indemnity agreement contained in this Section 7.3 to the extent it is not prejudiced as a result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party, and the indemnifying party and the indemnified party shall have reasonably concluded, based on an opinion of counsel reasonably satisfactory to the indemnifying party, that there may be a conflict of interest between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties that are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 7.3 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, reasonably satisfactory to such indemnifying party, representing all of the indemnified parties who are parties to such action) or (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the indemnifying party. The indemnifying party shall not be liable for any settlement of any action without its written consent. In no event shall any indemnifying party be liable in respect of any amounts paid in settlement of any action unless the indemnifying party shall have approved in writing the terms of such settlement; provided that such consent shall not be unreasonably withheld. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnification could have been sought hereunder by such indemnified party from all liability on claims that are the subject matter of such proceeding.

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(d) If the indemnification provided for in this Section 7.3 is required by its terms but is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party under paragraphs (a), (b) or (c) of this Section 7.3 in respect to any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of any losses, claims, damages, liabilities or expenses referred to herein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Purchaser from the private placement of Offered Securities hereunder or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but the relative fault of the Company and the Purchaser in connection with the statements or omissions or inaccuracies in the representations and warranties in this Agreement and/or the Registration Statement that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and each Purchaser on the other shall be deemed to be in the same proportion as the amount paid by such Purchaser to the Company pursuant to this Agreement for the Registrable Securities purchased by such Purchaser that were sold pursuant to the Registration Statement bears to the difference (the “Difference”) between the amount such Purchaser paid for the Registrable Securities that were sold pursuant to the Registration Statement and the amount received by such Purchaser from such sale. The relative fault of the Company on the one hand and each Purchaser on the other shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact or the inaccurate or the alleged inaccurate representation and/or warranty relates to information supplied by the Company or by such Purchaser and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in paragraph (c) of this Section 7.3, any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in paragraph (c) of this Section 7.3 with respect to the notice of the threat or commencement of any threat or action shall apply if a claim for contribution is to be made under this paragraph (d); provided, however, that no additional notice shall be required with respect to any threat or action for which notice has been given under paragraph (c) for purposes of indemnification. The Company and the Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 7.3 were determined solely by pro rata allocation (even if the Purchaser were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph. Notwithstanding the provisions of this Section 7.3, no Purchaser shall be required to contribute any amount in excess of the amount by which the Difference exceeds the amount of any damages that such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Purchasers’ obligations to contribute pursuant to this Section 7.3 are several and not joint.

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7.5 Termination of Conditions and Obligations. The restrictions imposed by Section 5.9 or Section 7.2 upon the transferability of the Registrable Securities shall cease and terminate as to any particular number of the Registrable Securities at such time as an opinion of counsel satisfactory in form and substance to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act.

7.6 Information Available. The Company, upon the reasonable request of the Purchaser, shall make available for inspection by each Purchaser, any underwriter participating in any disposition pursuant to the Registration Statement and any attorney, accountant or other agent retained by the Purchaser or any such underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, employees and independent accountants to supply all information reasonably requested by the Purchaser or any such underwriter, attorney, accountant or agent in connection with the Registration Statement.

The Company shall not disclose material nonpublic information to the Purchaser, or to advisors to or representatives of the Purchaser, unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Purchaser, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and the Purchaser wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto.

7.7 Delay in Effectiveness of Registration Statement. If the Registration Statement is not filed by the Company with the Commission on or prior to the Effective Deadline, then for each day following the Effective Deadline, until but excluding the date the Commission declares the Registration Statement effective, the Company shall, for each such day, pay the Purchaser with respect to any such failure, as liquidated damages and not as a penalty, an amount per 30-day period equal to 1.0% of the purchase price paid by such Purchaser pursuant to this Agreement; and for any such 30-day period, such payment shall be made no later than three business days following such 30-day period. Notwithstanding the foregoing provisions, in no event shall the Company be obligated to pay any liquidated damages pursuant to this Section 7.6 (i) to more than one Purchaser in respect of the same Registrable Securities for the same period of time or (ii) in an aggregate amount that exceeds 4% of the purchase price paid by the Purchasers pursuant to this Agreement. Such payments shall be made to the Purchasers in cash.

SECTION 8. Broker’s Fee. The Purchaser acknowledges that the Company intends to pay to the Placement Agents a fee in respect of the sale of the Offered Securities to the Purchaser. The Purchaser and the Company agree that the Purchaser shall not be responsible for such fee and that the Company will indemnify and hold harmless the Purchaser and each Purchaser/Affiliate against any losses, claims, damages, liabilities or expenses, joint or several, to which such Purchaser or Purchaser/Affiliate may become subject with respect to such fee. Each of the parties hereto represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of the Offered Securities to the Purchaser.

26

SECTION 9. Independent Nature of Purchasers’ Obligations and Rights. The obligations of the Purchaser under this Agreement are several and not joint with the obligations of any Other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any Other Purchaser under the Agreements. The decision of each Purchaser to purchase the Offered Securities pursuant to the Agreements has been made by such Purchaser independently of any other Purchaser. Nothing contained in the Agreements, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Agreements. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Offered Securities or enforcing its rights under this Agreement. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

SECTION 10. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given when so mailed and shall be delivered as addressed as follows:

(a) if to the Company, to:

BioLineRx Ltd.
P.O. Box 45158

19 Hartum Street

Jerusalem, Israel

+972 (2) 548-9100

Attention: Philip Serlin, Chief Financial & Operating Officer

Facsimile: +972 (2) 548-9101

E-mail: phils@biolinerx.com

with a copy to:
Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 +1 (212) 468-8000 Attention: James Tanenbaum Facsimile: +1 (212) 468-7900 E-mail: jtanenbaum@mofo.com or to such other person at such other place as the Company shall designate to the Purchaser in writing; and

(b) if to the Purchaser, at its address as set forth at the end of this Agreement, or at such other address or addresses as may have been furnished to the Company in writing.

27

SECTION 11. Changes. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 11 shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding, each future holder of all such securities, and the Company.

SECTION 12. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

SECTION 13. Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

SECTION 14. Governing Law; Venue. This Agreement is to be construed in accordance with and governed by the federal law of the United States of America and the internal laws of the State of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of New York to the rights and duties of the parties. Each of the Company and the Purchaser submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Company and the Purchaser irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

SECTION 15. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Facsimile signatures shall be deemed original signatures.

SECTION 16. Entire Agreement. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

SECTION 17. Fees and Expenses. Except as set forth herein, each of the Company and the Purchaser shall pay its respective fees and expenses related to the transactions contemplated by this Agreement.

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SECTION 18. Parties. This Agreement is made solely for the benefit of and is binding upon the Purchaser and the Company and to the extent provided in Section 7.3, any person controlling the Company or the Purchaser, the officers and directors of the Company, and their respective executors, administrators, successors and assigns and subject to the provisions of Section 7.3, no other person shall acquire or have any right under or by virtue of this Agreement. The term “successor and assigns” shall not include any subsequent purchaser, as such purchaser, of the Offered Securities sold to the Purchaser pursuant to this Agreement.

SECTION 19. Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurance as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

[Remainder of Page Left Intentionally Blank]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

BIOLINERX LTD.
By:
Name:
Title:

Print or Type:

Name of Purchaser (Individual or Institution)

Jurisdiction of Purchaser’s Executive Offices

Name of Individual representing Purchaser (if an Institution)

Title of Individual representing Purchaser (if an Institution)

Signature by:

Individual Purchaser or Individual representing Purchaser:
_________________________________
Address: ___________________________
Telephone: ___________________________
Facsimile: ___________________________
E-mail: ___________________________

Signature Page to Purchase Agreement

EXHIBIT A

[Form of Warrant]

A-1

EXHIBIT B

Name of Subsidiary	State or Other Jurisdiction of Incorporation/Organization

B-1

EXHIBIT C

[LETTER TO DEPOSITARY—
DELIVERABLE TO [PLACEMENT AGENT’S COUNSEL] AT CLOSING

[Date]

The Bank of New York Mellon
101 Barclay Street
New York, New York 10256

Re: BioLineRx Ltd. (the “Company”) PIPE Transaction

Dear Ladies and Gentlemen:

___________________, a purchaser in the PIPE transaction of BioLineRx Ltd. (the “Company”), understands that the American Depositary Shares (the “ADSs”), each of which represents ten ordinary shares, par value NIS 0.01 per share, of the Company, were offered and sold in reliance upon specific exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and that the Company is relying on the truth and accuracy of, and compliance by each purchaser with, the representations, warranties, agreements, acknowledgements and understandings made by the purchaser pursuant to Section 5 of that certain Purchase Agreement, dated on or about February __, 2012 (the “Purchase Agreement”) as executed by the Company and the purchaser.

In connection therewith, we hereby covenant with the Company not to make any sale of the ADSs without complying in all material respects with the provisions of the Purchase Agreement and without effectively causing the prospectus delivery requirement under the Securities Act to be satisfied. We agree with the Company that the shares will be transferable only upon the delivery to the depositary of the Purchaser’s Certificate of Subsequent Sale pursuant to the Registration Statement (included as an appendix to the Purchase Agreement). We acknowledge receipt of the shares, free of restrictive legend, in recognition of the fact that a registration statement relating to their resale by us from time to time has been declared effective, subject to these limitations on transferability. We further understand that you will be relying on our representations and covenants made in the Purchase Agreement and in this letter.

Sincerely,

By:_______________________ Name: Title:

C-1

APPENDIX I

SUMMARY INSTRUCTION SHEET FOR PURCHASER

(to be read in conjunction with the entire
Purchase Agreement which follows)

A. Complete the following items on BOTH Purchase Agreements (Sign two originals):

1. Signature Page:

(i)	Name of Purchaser (Individual or Institution)
(ii)	Name of Individual representing Purchaser (if an Institution)
(iii)	Title of Individual representing Purchaser (if an Institution)
(iv)	Signature of Individual Purchaser or Individual representing Purchaser
2.	Appendix I - Stock Certificate Questionnaire/Registration Statement Questionnaire:

Provide the information requested by the Certificate Questionnaire and the Registration Statement Questionnaire.

3.	Return BOTH properly completed and signed Purchase Agreements including the properly completed Appendix I to (initially by facsimile with original by overnight delivery):
ROTH Capital Partners, LLC 730 5th Ave., 25th Floor New York, NY 10017 Attention: Michael Margolis Facsimile: (212) 315-0124

B. Instructions regarding the transfer of funds for the purchase of Offered Securities will be sent by facsimile to the Purchaser by the Placement Agents at a later date.

C. Upon the resale of the Registrable Securities by the Purchasers after the Registration Statement covering the Registrable Securities is effective, as described in the Purchase Agreement, the Purchaser:

(i)	must deliver a current prospectus of the Company to the buyer (prospectuses must be obtained from the Company at the Purchaser’s request); and
(ii)	must send a letter in the form of Appendix II to the Company so that the Registrable Securities may be properly transferred.

Appendix I
(Page 1 of 3)

BIOLINERX LTD.
CERTIFICATE QUESTIONNAIRE

Pursuant to Section 3 of the Agreement, please provide us with the following information:

1.	The exact name that your Registrable Securities are to be registered in (this is the name that will appear on your stock certificate(s)). You may use a nominee name if appropriate:	_____________________________
2.	The relationship between the Purchaser of the Registrable Securities and the Registered Holder listed in response to item 1 above:	_____________________________
3.	The mailing address of the Registered Holder listed in response to item 1 above:	_____________________________ _____________________________ _____________________________ _____________________________
4.	The Social Security Number or Tax Identification Number of the Registered Holder listed in response to item 1 above:	_____________________________

Appendix I
(Page 2 of 3)

BIOLINERX LTD.
REGISTRATION STATEMENT QUESTIONNAIRE

In connection with the preparation of the Registration Statement, please provide us with the following information:

SECTION 1. Pursuant to the “Selling Securityholder” section of the Registration Statement, please state your or your organization’s name exactly as it should appear in the Registration Statement:

SECTION 2. Please provide the number of ADSs and Ordinary Shares that you or your organization will own immediately after Closing, including those Offered ADSs purchased by you or your organization pursuant to this Purchase Agreement and those ADSs and Ordinary Shares purchased by you or your organization through other transactions and provide the number of ADSs and Ordinary Shares that you have or your organization has the right to acquire within 60 days of Closing:

SECTION 3. Have you or your organization had any position, office or other material relationship within the past three years with the Company or its affiliates?

_____ Yes _____ No

If yes, please indicate the nature of any such relationships below:

SECTION 4. Are you (i) FINRA Member (see definition), (ii) a Controlling (see definition) shareholder of FINRA Member, (iii) a Person Associated with a Member of FINRA (see definition), or (iv) an Underwriter or a Related Person (see definition) with respect to the proposed offering; or (b) do you own any shares or other securities of any FINRA Member not purchased in the open market; or (c) have you made any outstanding subordinated loans to any FINRA Member?

Answer: [ ] Yes [ ] No If “yes,” please describe below

Appendix I
(Page 3 of 3)

FINRA Member. The term “FINRA member” means either any broker or dealer admitted to membership in the Financial Industry Regulatory Authority, Inc. (“FINRA”). (FINRA Manual, By-laws of FINRA Regulation, Inc. Article I, Definitions)

Control. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power, either individually or with others, to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. (Rule 405 under the Securities Act of 1933, as amended)

Person Associated with a member of FINRA. The term “person associated with a member of FINRA” means every sole proprietor, partner, officer, director, branch manager or executive representative of any FINRA Member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a FINRA Member, whether or not such person is registered or exempt from registration with FINRA pursuant to its bylaws. (FINRA Manual, By-laws of FINRA Regulation, Inc. Article I, Definitions)

Underwriter or a Related Person. The term “underwriter or a related person” means, with respect to a proposed offering, underwriters, underwriters’ counsel, financial consultants and advisors, finders, members of the selling or distribution group, and any and all other persons associated with or related to any of such persons. (FINRA Interpretation)

APPENDIX II

[Depositary]
[Address]

Attention:

PURCHASER’S CERTIFICATE OF SUBSEQUENT SALE

The undersigned, [an officer of, or other person duly authorized by]

_____________________________________________________________ hereby certifies
[fill in official name of individual or institution]

that he/she [said institution] is the Purchaser of the ADSs evidenced by the attached certificate,

and as such, sold such ADSs on _______________ in accordance with the terms of the

[date]

Purchase Agreement and in accordance with Registration Statement number ____________________________________________ as amended, and, in the case of a

[fill in the number of or otherwise identify Registration Statement]

transfer pursuant to the Registration Statement, the requirement of delivering a current prospectus by the Company has been complied with in connection with such sale.

Print or Type:

Name of Purchaser (Individual or Institution):

Name of Individual representing Purchaser (if an Institution):

Title of Individual representing Purchaser (if an Institution):
Signature by:
Individual Purchaser or Individual repre- senting Purchaser:

APPENDIX III

FORM OF DECLARATION -CLASSIFIED INVESTORS

In accordance with the Israeli Securities Law – 1968 (the "Securities Law")

To: Bioline RX Ltd. (the "Company")

From:

Name of Investor: ______________

Address: _________________________________

Incorporation/ID number: _________________________

Whereas	The Company is offering to certain investors to purchase shares and/or ADSs of the company in a private placement, under a Private Placement Memorandum ("PPM") prepared by the Company; and

Whereas	I wish to receive a copy of the PPM in order to consider the purchase of such shares or ADSs, and I understand that the Company agreed to provide me with such a copy in reliance of my representation that I qualify as a "classified investor"[1] under the 1st Addendum of the Securities Law;

WE THEREFORE HEREBY DECLARE AS FOLLOWS:

1.	We are a corporate entity incorporated and resident in Israel/I am an individual resident in Israel [please cross out where appropriate].
2.	I am qualified as a "classified investor" for purpose of offering of securities under the Securities Law, as I fall under the following category/ies of the categories of investors listed in the 1st Addendum to the Securities Law: ______________________________________. [please note below the list of categories]
3.	[to the extent that you indicated category 12 in Section 2 above - please complete this section 3 below:]

I qualify as a 'classified investor' under category 12 of the 1st Addendum to the Securities Law based on the following:

(a) I own cash, deposits, financial assets and securities worth (in total) of more than ILS 12 million; YES/NO

(b) I have expertise in the capital market. My expertise is based on the following: ____________________________________________________; or alternatively, I was employed for at least a year in the following role ___________________________________________, which is a professional role that requires expertise in the capital market; YES/NO

1	A Classified Investor – an investor who falls within any of the categories listed in the 1st Addendum of the Securities Law.

(c) During the four calendar quarters prior to the date hereof, I executed at least 30 transactions in average per quarter, not including transactions performed on my account by my portfolio manager/s. YES/NO

4.	I am aware of the implication of such status and I consent thereto.
5.	To the extent that I will decide to purchase the ADSs, I will purchase them for my own account and not on behalf, or for the account of others.

Yours sincerely:

Name: _____________________ By: _______________ Date: ______________

List of categories under Addendum 1 of the Securities Law:

(1)	Mutual Investment Funds or a Manager of a Mutual Investment Fund (as defined in the Mutual Investment Funds Law 1994);
(2)	Pension Funds or a Manager of a Pension Fund (as defined in the Supervision of Financial Services (Pension Funds) Law 2005;
(3)	Insurers (as defined in the Supervision of Financial Services (Insurance) Law 2005;
(4)	Banks (as defined in the Banking (Licensing) Law 1981 purchasing for their own account or for clients who are "Classified Investors";
(5)	Portfolio Managers licensed under the Investment Consulting, Investment Marketing and Portfolio Management Law 1995 purchasing for their own account or for clients who are "Classified Investors";
(6)	Investment Advisor or Investment Marketers licensed under the Investment Consulting, Investment Marketing and Portfolio Management Law 1995 purchasing for their own account;
(7)	Members of the Tel Aviv Stock Exchange purchasing for their own account or for clients who are "Classified Investors" ;
(8)	Underwriters (complying with the conditions set forth in Section 50(c) of the Securities Law 1968) purchasing for their own account;
(9)	Venture capital funds, namely corporation whose main activity is relatively high risk investments in hi-tech companies;
(10)	Corporate entities fully owned by Classified Investors;
(11)	Corporate entities with shareholders equity exceeding ILS 50 million (excluding entities that were incorporated for the purpose of purchasing securities in a specific offering).

(12)	An individual that meets two of the following three criteria: (a) holds cash, deposits (including foreign currency deposits), financial assets[2] and securities worth of more than ILS 12 million; (b) has expertise in the capital market or was employed for at least a year in a professional role that requires such expertise; (c) during the four preceding quarters he/she executed at least 30 transactions (in any instrument) in average per quarter (not including transactions performed on his/her account by his/her portfolio manager).

2	Financial Assets" are defined in the Law to include units in mutual investment funds, shares or units of funds registered outside of Israel, options, future contracts, structured products and education funds (kranot hishtalmut).